                                                                    Exhibit 99.1

                 THE ASSOCIATE DEPUTY SECRETARY OF THE INTERIOR
                              WASHINGTON, DC 20240

                                   DEC 21 2006

The Honorable Lorraine M. White
St. Regis Mohawk Tribe
Office of Tribal Council
412 State Route 37
Akwesasne, New York 13655

Dear Chief White:

This letter responds to the recent correspondence from the St. Regis Mohawk
Tribe and your representatives regarding your request for the Department of the
Interior to approve an environmental assessment (EA) and associated "finding of no significant impact" (FONSI) for a proposed casino project. [See November 28,
2006, letter from Jerome Levine, Holland & Knight; November 21, 2006, letter from the St. Regis Mohawk Tribal Council; your letter of November 16, 2006, together with Chief Lazore; and your letter of October 30, 2006, along with
Chiefs Lazore & Ransom.]

While the St. Regis Mohawk Tribe already has an existing reservation of almost
15,000 acres of land in the State of New York, which is held in restricted fee status, the Tribe has proposed that the United States take another 29.31 acres of land into trust for a proposed casino project. The subject property is located in the Village of Monticello over 450 miles from your reservation.

Generally, the Indian Gaming Regulatory Act (IGRA) permits Indian Tribes to establish gaming operations on Indian lands upon which the tribe exercised jurisdiction as of October 17, 1988. It is my understanding that the Tribe currently conducts gaming operations on its reservation, but through this proposal seeks to conduct gaming on the subject property in hopes of achieving greater economic return.

Clearly, the Tribe did not exercise jurisdiction on the subject parcel in 1988, therefore it cannot be used for gaming purposes as a matter of law. However,
IGRA also provides several exceptions in Section 20. The application from the
Tribe seeks to obtain approval under the "two-part determination" exception referred to in Section 20 of IGRA.

As we have discussed on several occasions, we share the concerns that many have expressed with off-reservation gaming and so-called "reservation shopping." As you are no doubt aware, during the 109th Congress, legislation was introduced in both the United States Senate and the House of Representatives that would have significantly restricted or eliminated the options currently available to Indian tribes under Section 20.

As a result of the public concerns being reflected in the aforementioned proposed legislation and other concerns advanced by local jurisdictions, the
Department will be reviewing the regulations that govern the processing of fee-into-trust applications (25 CFR Part 151). We anticipate changes to the

The Honorable Lorraine M. White                                                2

rules that may result in fewer off-reservation properties being accepted into trust. In particular, we expect to consider a paradigm where the likelihood of accepting off-reservation land into trust decreases with the distance the subject parcel is from the Tribe's established reservation or ancestral lands and the majority of tribal members.

Further, we plan to review our approach for soliciting and accommodating the views of elected officials (State, county, city, etc.) and community members in the local area as a part of our IGRA Section 20 decisions. We also plan to give more detailed consideration of the broad implications associated with new gaming operations within established communities where gaming is not currently conducted.

Finally, we expect continued Congressional efforts during the 110th Congress to restrict or terminate the options currently available under Section 20.
Consequently, the Department plans to review its approach to evaluating Section
20 gaming applications to ensure that we are able to justify fully to concerned
Congressional leaders any action the Department may take to approve an off-reservation gaming application.

We know that pursuing a Section 20 gaming application can be a long, challenging, and expensive process. We wanted you to know that the statutory, regulatory, and policy environment is changing. We urge you to become fully aware of the changing environment, discuss the risks of pursuing an off-reservation gaming application with your tribal council, legal counsel and business partners, and to consider fully the relative risks, costs and benefits of pursuing an alternative on-reservation gaming initiative.

That said, we have completed our review of the EA and have determined that, pursuant to the National Environmental Policy Act, the EA is sufficient, an
Environmental Impact Statement is not required, and approving the FONSI is appropriate for the proposed project as it is currently defined. I have included a copy of the approved FONSI for your records.

Finally, please be aware that we consider this present action to be narrow in scope and should not be regarded as suggesting a future commitment to take the subject land into trust or to approve a compact to conduct gaming on that property pursuant to Section 20 of IGRA. We look forward to working with the
Tribe, representatives of local jurisdictions, and the public in the future consideration of your application.

                                             Sincerely,

                                             /s/ James E. Cason

                                             James E. Cason

                 THE ASSOCIATE DEPUTY SECRETARY OF THE INTERIOR
                              WASHINGTON, DC 20240

               FINDING OF NO SIGNIFICANT IMPACT FOR THE MONTICELLO
                                 RACEWAY CASINO

AGENCY:     Bureau of Indian Affairs (BIA)

ACTION:     Finding of No Significant Impact (FONSI)
------------------------------------------------------------------------------

SUMMARY: The St. Regis Band of Mohawk Indians also known as the St. Regis Mohawk
Tribe of New York (Tribe) submitted an application to the U.S. Department of the
Interior (DOI),  Bureau of Indian Affairs (BIA)  requesting the Secretary of the
Interior  (Secretary) to take approximately 29.31 acres into trust for the Tribe to be used for the  purpose  of  operating  a Class III Native  American  Gaming facility and associated restaurants, and retail facilities. The proposed Federal
Action is to approve  the  Tribe's  request to take this land into trust for the purpose of conducting Class III gaming activities  pursuant to the Indian Gaming
Regulatory  Act  (IGRA)  of  1988,  25  U.S.C.  ss.2701  et  seq.  The  proposed fee-to-trust property is located in Sullivan County, New York, at the Monticello
Raceway, on the northwesterly boundary of the Village of Monticello, adjacent to the Town of  Thompson,  abutting  the  southwest  quadrant  of NY Route  17/I-86
"Quickway"  Interchange  104 with 17B.  The  proposed  casino site is located on property presently part of the Monticello Raceway facility.

Based on a thorough  review and analysis of the Draft  Environmental  Assessment
(DEA) submitted by the Tribe entitled "Monticello Raceway Casino Draft EA" dated
August 2006, BIA has determined that the proposed  federal action is not a major federal  action  significantly  affecting  the quality of the human  environment within the  meaning  of the  National  Environmental  Policy Act (NEPA) of 1969.
Public comments were accepted on the DEA between September 12, 2006, and October
12, 2006. The DEA received minor changes as a result of the public comments. The
DEA,  dated August 2006, has therefore  been adopted with  modifications  as the
Final  Environmental  Assessment  (FEA) for the  conveyance  of this parcel into trust status. The modifications are minor and include updating information.  The changes do not constitute a major revision so an additional public review is not required.  The comments and BIA  responses  are  published as an appendix of the
FEA.  Based on the review of this FEA it has been  determined  that the proposed action  will  not  have a  significant  impact  on  the  quality  of  the  human environment, therefore an Environmental Impact Statement is not required and the
BIA is issuing this Finding of No Significant Impact (FONSI).

A previous  FONSI had been issued for this  proposal on October 28, 1999, by the
BIA Eastern  Region with a revised  FONSI signed by the  Assistant  Secretary of
Indian  Affairs on April 4, 2000.  The current  finding is  consistent  with the previous FONSI and the  Secretary's  two part  determination  issued on April 6,
2000, in accordance with Section  20(b)(1)(A) of IGRA, 25 U.S.C.  2719(b)(1)(A).

The current  proposal is an update for the same  proposal,  so includes  updated information throughout the EA.

In addition to complying  with the federal  statutes,  the site was subjected to the New York State Environmental  Quality Review Act (SEQRA) with the completion of extensive  reviews in developing an  Environmental  Impact  Statement  issued
March 10, 1998, with a 2003 SEQRA update of information and  confirmation of the validity of the findings issued by the Village  Planning  Board,  issued on July
22, 2005.

PURPOSE AND NEED,  LAWS, AND  AGREEMENTS:  The purpose and need for the proposed action is to improve the St. Regis Mohawk  Tribe's long term economic  condition through  the  development  of the  stable,  sustainable  source of  revenue  and employment  through Indian  gaming.  Gaming is a unique  opportunity  for Indian tribes to  improve  the  socio-economic  conditions  and to  enhance  the living standards and quality of life for Indian  people  through the  development  of a stable source of income and employment.  This  opportunity is afforded to Indian tribes,  including the St. Regis Mohawk Tribe, under IGRA (25 U.S.C. ss. 2701 et seq.). The Tribe needs a stable economic base to address problems  stemming from high unemployment, insufficient housing and inadequate health care.

Gaming  by the  Tribe has been  sanctioned  by the  State of New York  through a
Tribal-State  compact approved by the Secretary on December 4, 1993, with notice of approval  published in the Federal Register on December 13, 1993.  Subsequent
amendments  to the Compact were  approved on January 19, 1995,  with a notice of approval  published  in the  Federal  Register on January  30,  1995;  two other amendments  took  effect on March  7,1995,  and on August  13,  1999.  A further amendment was approved on January 11, 2005 with its notice of approval published in the Federal  Register on March 7,2005.  The Tribe will be submitting  another amendment to include gaming at the Monticello  Raceway site in Sullivan  County,
New York.

DESCRIPTION  OF THE PROPOSED  PROJECT:  The proposed  Monticello  Raceway Casino plans are to construct a Class III gaming complex with associated restaurants on
a  proposed   fee-to-trust   parcel.   The  proposed   casino  will  consist  of
approximately  766,000  square feet of total floor area with 583,000 square feet of gaming space on two floors.  Parking would be provided for 4,791 cars.  There will be additional bus loading and parking  areas.  The gaming floor area of the
Casino  will  feature  approximately  125 table  games  (with an  average of six positions  each) and 3,500  slot  machines  for a total of  approximately  4,200 positions and 24 Poker Tables. The design would allow a free flow of patrons and visitors between the Tribe's casino and the Raceway facility, but would function as an independent operation.

ALTERNATIVES  CONSIDERED:  The project,  as described in the EA is the preferred alternative  based  on  market  studies,  ease of  access  and  community  input including the business  community.  Additionally,  extensive site development is already  established  allowing  for  adaptive  reuse  of  some  of the  existing facilities and structures during  construction,  minimizing  impacts  associated with  developing  previously  undeveloped  lands.  Access  by  road  is  readily available.  Community  services such as police,  fire protection,  ambulance and health care are readily available. All utilities are in place and adequate for a wide range of  development  opportunities  which will be spurred by the approval and development of the proposed casino.

The EA considered  various project type  alternatives,  other site alternatives, access  alternatives,  and  various  project  size  alternatives,  but most were
eliminated   from  detailed   analysis.   A  reduced   development   alternative
(Alternative  A)  was  considered  in the EA in  the  detailed  analysis  but is considered less than optimum,  considering  the investment  necessary for such a project,  the decrease in return on the  investment  and minimal  differences in potential impacts.

The No Action  Alternative was thoroughly  considered in the  assessment.  Under this  alternative the property would not be taken into trust and no construction would occur. While physical resource impacts would not exist by selecting the No
Action Alternative,  the proposed project already minimizes impacts by selecting a site compatible  with projected uses, and using a construction  site currently used as a parking  lot,  so  requires no habitat  impacts.  The gradual  loss of racing patrons would be expected to continue at the Monticello Raceway site with a potential negative impact anticipated on the facility.

As evidenced by the financial success of other casinos and financial projections for the proposed casino, this project clearly presented the best opportunity for a financially  successful venture.  The best long term employment  opportunities are associated with the development of this proposed casino complex based on the projected long term financial stability of the project.

The  proposed  project  site  currently  is used for wagering on horse races and gaming with Video  Lottery  Terminals  (VLT) so the site is the most  compatible with the proposed  development in Sullivan  County.  Gaming  operations  utilize space very  efficiently  by  concentrating  activities and reducing the need for expansive  facilities  thereby  maximizing the economic benefits realized by the establishment. This reduces the relative need for site development and minimizes the  direct  environmental  impacts  of  the  project  when  compared  to  other comparable profitable economic development projects.

ENVIRONMENTAL  IMPACTS:  The Monticello Raceway site has been used as a wagering site for over 40 years. The site includes existing infrastructure, utilities and access roads. The proposed construction site is currently used for parking so is extensively  disturbed with no remaining  natural habitat.  The EA documents the planning process and describes the comprehensive  analysis of the impacts of the project  not  only  on  the  proposed  fee-to-trust  property  but  also  on the surrounding community.  In addition to the EA, the Tribe and their environmental consultant  conducted a Phase I  Environmental  Site  Assessment to determine if there were any  environmental  contaminants  and/or  hazardous  materials  on or adjacent to the proposed fee-to-trust property. A BIA Level I Contaminant Survey was also  completed  on the  proposed  fee-to-trust  property.  No  significant, unmitigated adverse environmental conditions or contaminants, hazardous materials, or liabilities remain.  Additionally,  the proposals described in the
Final EA should minimize any impacts that the project has on the environment.

Construction  on the proposed  project site,  an existing  parking lot, will not disturb endangered species or critical habitat,  surface waters, or groundwater.
A stormwater  control  system will minimize  erosion and surface water  impacts.
There are no surface waters on the project site, and the closest  surface waters are two unnamed tributaries of Kinne Brook, which are listed as protected waters by the New York State Department of Environmental  Conservation (NYSDEC).  These
will remain  protected with minimal impacts through proper  stormwater  controls managed by a  stormwater  discharge  permit  issued by the NYSDEC under New York
State's  Pollution  Discharge  Elimination  System (SPDES)  program,  which will insure adequate site layout, grading and drainage.

There will be no historic,  archeological or cultural  resource impacts from the proposed  project.  The project site contains no sites eligible for the National
Register.  Indian  Tribes  identified  as having been in the region by the State
Historic  Preservation  Officer  did not  identify  any  cultural  or  religious significance for the property in response to BIA consultation.

The proposed project conforms to resource use patterns for the region, since the site is already used for wagering, has easy access from the interstate,  and has infrastructure  already in place. A detailed traffic analysis,  updated May 2006 indicated  local areas where traffic  congestion  issues could arise,  but these will be mitigated through the fully enforceable  agreement between the Tribe and local  governments.  Some comments  suggested that additional  detailed  traffic analysis in neighboring Orange County is warranted as a potential impact. Orange
County  traffic  impacts were  analyzed in previous  studies for other  proposed tribal projects in the region,  and these studies are  incorporated by reference in the Final EA. The greatest  currently  congested  areas in Orange  County are greater than 25 miles from the project site. As a result,  only a small fraction of the total traffic  volume will be added to the greatest  peak-hour  congested areas as a result of the  project.  The  addition of large  shopping  venues and significant  growth in Orange County in recent years would  normally be expected to be  accompanied  by  adequate  traffic  management  planning,  which would be expected to  alleviate  these Orange  County  problems.  The small  increases in
Orange  County  traffic  due  to the  proposed  project  are  not  deemed  to be significant enough to warrant mitigation.

The project will not result in any  significant  air quality  impacts.  Sullivan
County is an  attainment  area for all National  Ambient Air Quality  Standards.
Traffic  congestion that produces air quality impacts in Sullivan County will be minimized  through  enforceable  mitigation.  Proper  controls  will  be used to minimize fugitive dust during  construction.  Some comments suggested additional detailed analysis of Orange County air quality impacts.  Casino  contribution to
Orange County air quality  problems is also not  considered  to be  significant.
Orange County traffic  congestion  induces air quality problems,  but the casino traffic contribution to Orange County is not considered to be significant due to the large  distance from the casino to the heaviest  areas of  congestion  where impact could be problematic,  and the small fraction of the total volume of cars at these sites that would be related to the casino.

The proposed  project will improve  socioeconomic  conditions for both the Tribe and Sullivan  County.  The proposed project will create hundreds of jobs for the
Tribe and local communities. Direct and indirect spending will increase, and the tourism and recreational industry are expected to be revitalized by the project.
The proposed project will not disproportionately  affect minority and low income persons,  but these are expected to be positively affected by having an increase in employment  opportunities.  The Tribe is considered an environmental  justice community for this proposed action that would receive a significant benefit as a result of project approval.  The increased costs to local governments for public schools, roads, police, emergency medical care, solid waste, utilities and other socioeconomic  impacts  will be fully  mitigated  through  the local  agreements between the Tribe and local governments.

Cumulative and indirect impacts analyzed  included  possible impacts on schools, businesses,  housing,  the  county  tax base,  water  usage,  the sewer  system, electricity  demand,  and  public  health  and  safety.  Regional  growth  is an anticipated  impact that is reasonably  foreseeable,  but with  regional  growth comes a larger tax base to provide for the needs of the new residents. Growth in the local economy that  accompanies  new residents and businesses  increases tax revenues to local  governments  to pay for necessary  services.  Cumulative  and indirect impacts are not expected to be significant.

MITIGATION:  Mitigation  of impacts is inherent in the project  design  wherever possible  as  detailed  in the EA.  Mitigation  for other  potential  impacts is provided  through  the local  agreements.  The  agreement  with the  Village  of
Monticello  was signed  December 17, 1997,  and amended  February 17, 1998,  and executed between Catskills Development and the Village of Monticello as a result of the SEQRA  process.  This  agreement  commits the Tribe to annually  pay five million  dollars  to a  Community  Development  Fund to  offset  an  anticipated increase in government  services and loss of tax revenue for the property  site.
The Sullivan County local agreement  requires the Tribe to provide an additional fifteen  million dollars  annually to Sullivan  County for potential  impacts in
Sullivan  County.  These  agreements  are  anticipated  to fully provide for any mitigation  necessary to cover increased costs of government services for roads, schools, gambling addiction counseling, infrastructure and utilities, police and fire protection,  and emergency  service vehicles and staff.  Additionally,  the
SEQRA Findings Statement makes any mitigation  measures adopted during the SEQRA process binding.

The   specific   traffic   mitigation   measures   include:   (1)  Widening  and
reconstruction of Route 17B Jefferson Street and Route 17B exit ramp; (2) Adding an  additional  traffic  lane and full signal to Raceway  Road;  (3) Adding turn lanes to the West  Broadway  approach  on Route 17B;  (4) Adding a signal to the
Route 17B and Kauffman Road  intersection;  (5) Constructing a new casino access driveway;  Signalize the Stable Road -Raceway Service/Bus Driveway intersection;
(6) Signalize the West Broadway and Forestburgh Road/Route 42 intersection;  and
(7)  Eliminate  the left turns on the bridge  over Route 17 from the  northbound lane into Old Route 17 and from the southbound lane into the eastbound  entrance ramp.

Specific stormwater  mitigation measures include the development of four on-site
stormwater  management  basins.   Additional  protection  will  be  provided  by
following the Soil Erosion and Prevention Plan in Appendix O.

DETERMINATION:  The  proposed  federal  action to approve the St.  Regis  Mohawk
Tribe's request to take approximately 29.31 acres of fee land into trust for the
Tribe for the purpose of Class III gaming does not  constitute  a major  federal action that would significantly affect the quality of the human environmental as defined in the NEPA. This  conclusion is based on the analysis  contained in the
EA. Therefore,  an Environmental Impact Statement is not required and the BIA is issuing this FONSI.

ISSUED IN WASHINGTON, DC, this 21st day of December 2006 by:

/s/ James E. Cason
-------------------------------
James E. Cason
Associate Deputy Secretary